

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 24, 2016

Via E-mail
Shih-Jye Cheng
Chairman and President
ChipMOS Technologies Inc.
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:** **ChipMOS Technologies Inc.**
> **Registration Statement on Form F-4**
> **Filed February 26, 2016**
> **File No. 333-209733**
>
> **ChipMOS Technologies (Bermuda) Ltd.**
> **Schedule 13E-3**
> **Filed February 26, 2016**
> **File No. 005-79614**

Dear Mr. Cheng:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Form F-4

General

1. Identify the ChipMOS Taiwan Filing Persons by name and position with IMOS and ChipMOS Taiwan. Describe their interests in the proposed transactions, as they differ from the interests of unaffiliated shareholders generally. Describe their roles in the

proposed reorganization (if any) separate and apart from their roles as officers and directors of one or both companies. We may have additional comments. This information should be included in the Summary and Question and Answer sections, as well as elsewhere in the prospectus, as appropriate to context.

2.   Please advise us as to whether, and if so, how, Tsinghua Unigroup Ltd. is affiliated with ChipMOS Technologies Inc., ChipMOS Technologies (Bermuda) Ltd., and/or any of the other filing persons listed on Schedule 13E-3.

Structure Chart Prior to and after the Effective Time, page 5

3.   Please briefly describe here whether you considered the merger consideration in determining the price at which Tsinghua Unigroup Ltd. would purchase shares in the Private Placement.

4.   In this connection, please describe the importance of the Private Placement to the overall plan of merger and reorganization, including the intended use of proceeds from that transaction.

Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger, page 20

5.   Please revise to include a discussion of the continued employment and continued directorship arrangements discussed on page 151.

Selected Consolidated Financial Data, pages 27 and 30

6.   Please state the ratio of earnings to fixed charges, or advise. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Item 1010(c)(4) of Regulation M-A.

7.   Please explain to us why you only included three years of selected consolidated financial data for both companies. Refer to the requirements of Item 3.A of Form 20-F.

Summary Pro Forma Financial Information, page 32

8.   Please revise to disclose how you determined the IMOS equivalent per share amounts on page 32 and provide us with an example of your calculation.

Risk Factors, page 35

9.   It appears that the ChipMOS Technologies (Bermuda) Ltd. shareholders will experience dilution in their ownership interest both as a result of the merger and the Private Placement. Please revise to address this risk.

Memory Semiconductor Market, page 58

10.   Please revise to include your basis for disclosing that the memory market is expected to grow and that this growth is linked, in part, to anticipated memory content increases in PC applications. Also, clarify your parenthetical disclosure to state when a recovery in the PC market is expected to occur.

Results of Operations, page 92

11.   Please provide more detail regarding the reasons for the material year-to-year changes in revenue for each comparison you present and clarify what you mean by "capacity utilization rate" and how this differs from changes in demand. Refer to Instruction 1 to Item 5 of Form 20-F.

Special Factors, page 112

12.   Relocate the Special Factors section to the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii).

Background of the Merger, page 114

13.   Explain how the boards and senior managements of each company determined that the merger would be the best transaction to further the goals listed in the first non-italicized paragraph under this heading. Explain the other options they considered.

14.   We note various statements with respect to the engagement of Credit Suisse as ChipMOS Taiwan Special Committee's financial advisor and the disclosure at page 128 concerning IMOS' consideration of "the financial analysis reviewed and discussed with the ChipMOS Taiwan Special Committee by representatives of Credit Suisse." Please note that any presentation, discussion, or report held with or presented by Credit Suisse that is materially related to the Rule 13e-3 transaction, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please also note that any written report, opinion or appraisal referred to in response to Item 1014(d) or Item 1015 of Regulation M-A, including presentation materials such as "board books" must be filed as an exhibit under Item 1016(c).

15.   You must provide a reasonably detailed description of all presentations presented by the financial advisor to the Special Committee of ChipMOS Technologies (Bermuda) Ltd. In this regard, we note the disclosure at the top of page 132. For any presentation that has not been discussed, please revise the disclosure to provide a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Your discussion should also include a discussion of the extent to which there are material differences between the various presentations and how such differences, if any, were reflected in the

fairness opinion provided.   Also, file each presentation as an exhibit to your registration statement in accordance with Item 1016 of Regulation M-A.

16.   In this connection, to the extent management prepared any projections related to the deliberations of the board or special committee, please file those documents as exhibits or advise.

17.   Please discuss in greater detail how the final exchange ratio was determined and which party proposed the final ratio.

Recommendation of the IMOS Special Committee and the IMOS Board…, page 123

18.   Item 1014 specifically requires the subject company include a statement as to whether it reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please revise the disclosure to expressly state whether the Special Committee reasonably believes that the transaction is fair to unaffiliated security holders and whether the IMOS Board has adopted this conclusion. See Item 1014(a) of Regulation M-A.

19.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the IMOS Board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

Position of ChipMOS Taiwan Filing Persons as to the Fairness of the Merger, page 128

20.   We note the statement regarding the ChipMOS Taiwan Filing Persons' reliance on "the factors considered by, and the conclusions of, the IMOS Special Committee and the IMOS Board discussed in 'Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger' beginning on page 123." Please revise to clarify whether the ChipMOS Taiwan Filing Persons expressly adopt the analysis and conclusions reached by IMOS as disclosed on page 123 in relation to their fairness determination.

21.   Please note that to the extent that the ChipMOS Taiwan Filing Persons do not expressly adopt the analyses and determinations as to fairness provided with respect to IMOS, the filing should be revised to indicate whether and, if so, how the ChipMOS Taiwan Filing Persons considered each of the factors described in Item 1014 of Regulation M-A in reaching their fairness determination.

22.   We note the disclosure in the fourth bullet on page 129 that the ChipMOS Taiwan Filing
        Persons considered the opinions provided by IP International and Diwan & Company in
        reaching their fairness determination. Please revise to include an analysis of how the
        opinions provided by these entities supported the filing persons' determination as to the
        fairness of the transaction to non-affiliates in light of the fact that the opinions provided
        by both entities concluded only that the consideration to be received was "reasonable."
        Please also explain the meaning of the term "reasonable" as it used in the context of the
        opinions provided by IP International and Diwan & Company.

Certain Financial Projections, page 130

23.   Please revise your filing to disclose all forecasts provided to the financial advisor and any
        material assumptions or limitations underlying such forecasts. Please ensure that you
        disclose the complete projections, instead of a summary of them as indicated at page 130.

Opinion of the IMOS Special Committee's Financial Advisor, page 131

ADS Analysis, page 138

24.   Please discuss in greater detail the methodology and criteria used in selecting companies
        with United States-traded ADSs for purposes of the ADS Analysis. Also, indicate
        whether the criteria were consistently applied and, if any company was deliberately
        excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Miscellaneous, page 139

25.   We note your disclosure in the last paragraph. Please disclose any material relationship
        that existed during the past two years or is mutually understood to be contemplated as
        well as any compensation received or to be received as a result of the relationship
        between Wells Fargo and ChipMOS Technologies (Bermuda) Ltd. or any of its affiliates.
        Refer to Item 1015(b)(4) of Regulation M-A.

Classification of the Merger, page 156

26.   Where counsel opines what the tax consequences "should" be, please revise to explain
        why counsel cannot give a "will" opinion and describe the degree of uncertainty in the
        opinion. In each case, provide appropriate risk factor and/or other disclosure setting forth
        the risks of uncertain tax treatment to investors. For guidance, see Section III.C.4 of
        Staff Legal Bulletin 19 (October 14, 2011).

27.   It is inappropriate to assume any legal conclusions underlying the opinion. In this regard,
        please revise the last paragraph of this section and the first sentence under the heading
        "Consequences of the Merger…" accordingly. For guidance, see Section III.C.3 of Staff
        Legal Bulletin 19 (October 14, 2011).

Consolidated Financial Statements for the Years ended December 31, 2012, 2013 and 2014

Note 26. Related Party Transactions, page E-56

28.   We see your disclosure on page 49 and in Note 26 that ThaiLin Semiconductor's available-for-sale financial assets included shares of ChipMOS Bermuda. We also see that ThaiLin sold these shares back to ChipMOS Bermuda and recognized significant gains in fiscal years 2013 and 2014. Please explain to us the purpose and strategy for ThaiLin holding ChipMOS Bermuda shares. Please also explain to us the basis for your accounting treatment for these sales.

Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months ended September 30, 2014 and 2015

Note 2. Revenue Recognition, page E-95

29.   We see that you changed your revenue recognition accounting policy in the interim financial statements to discuss the stage of completion and your ability to measure the costs incurred and costs to complete the transaction. Please explain to us the specific changes to your revenue recognition policy and the impact that it had on your financial statements. Please revise to clarify your revenue recognition accounting policy, including point of revenue recognition, for different revenue streams.

Exhibit 5.1

30.   Please have counsel revise the opinion to address whether the shares will be, when sold, legally issued as the term is understood under United States law. For guidance, see Sections II.B.1.a and II.B.1.c of Staff Legal Bulletin No. 19 (October 14, 2011).

31.   Please tell us whether your "other representatives" mentioned in the last paragraph on page 1 of this exhibit are your employees. If not, please tell us why you believe it is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5) to rely upon the accuracy of those representatives' representations of facts. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

Exhibit 8.2

32.   If you are electing to use a "short-form" opinion, please revise your combined proxy statement/prospectus to state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. For guidance, please see Sections III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

33.   Please have counsel revise the exhibit to sign the opinion.

ChipMOS Technologies (Bermuda) Ltd. Form 6-K filed March 21, 2016

34.   We see that you restated your unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2015 to correct errors related to the attribution between equity attributable to equity holders of the company and non-controlling interest. Please tell us whether these errors have any impact on the ChipMOS Taiwan financial statements included in the Form F-4.

35.   Under a related matter, you also indicated that you have taken and completed all actions necessary to remediate the causes of the related material weakness identified on March 9, 2016. Please explain to us the actions you have taken to remediate the material weakness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498, Bryan Pitko, Attorney Advisor, Office of Mergers & Acquisitions, at (202) 551-3203 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Brian Cascio for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: James C. Lin, Esq.
        Davis Polk & Wardwell LLP